SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of February 13, 1999 BELL CANADA and THE ROYAL TRUST COMPANY COMPAGNIE TRUST ROYAL Trustee FORTY-SEVENTH SUPPLEMENTAL TRUST INDENTURE

Table of Contents
SECTION		PAGE
	Recitals	1

ARTICLE ONE
INTERPRETATION

1.01	Part of Original Trust Indenture	2

ARTICLE TWO
AMENDMENT OF SUPPLEMENTAL TRUST INDENTURES

2.01	Supplemental Trust Indentures	2

ARTICLE THREE
EXECUTION

3.01	Counterparts and formal Date	3

THIS FORTY-SEVENTH SUPPLEMENTAL TRUST INDENTURE made as of February 13, 1997

BETWEEN
BELL CANADA incorporated under the laws of Canada and having its registered office in the City of Montréal, in the Province of Québec, herein called the “Corporation”

OF THE FIRST PART

— and —

THE ROYAL TRUST COMPANY —COMPAGNIE TRUST ROYAL, a corporation governed by the Trust and Loan Companies Act (Canada) and having its head office in the City of Montréal, in the Province of Québec, herein called the “Trustee”

OF THE SECOND PART

     WHEREAS under an indenture made as of July 1, 1976 between the Corporation and the Trustee (the “Original Trust Indenture”) the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by indentures supplemental to the Original Trust Indenture, the Corporation has issued or authorized for issue Debentures in series, including by certain indentures supplemental to the Original Trust Indenture (herein in this Forty-Seventh Supplemental Trust Indenture referred to as the “Supplemental Trust Indentures”) the issue or authorization for issue in Europe was authorized of $150,000,000 principal amount of 10 5/8% Debentures, Series DY, Due 1999, $200,000,000 principal amount of 10 7/8% Debentures, Series EB, Due 2004, $125,000,000 principal amount of 12 3/8% Debentures, Series EE, Due 2000, $125,000,000 principal amount of 8 7/8% Debentures, Series EK, Due 1997, $150,000,000 principal amount of 8% Debentures, Series EP, Due 1998, $500,000,000 principal amount of 7 7/8% Debentures, Series EQ, Due 1998, $500,000,000 principal amount of 8 1/2% Debentures, Series ER, Due 2003, $500,000,000 principal amount of 9 3/8% Debentures, Series EV, Due 1999 and $500,000,000 principal amount of 8 1/2% Debentures, Series EX, Due 2000 (such series of Debentures being herein referred to as the “Specified Debentures”);

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture, and, in particular, section 10.01 (i) thereof, it is desirable to amend the Original Trust Indenture for purposes not inconsistent with the terms thereof;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Forty-Seventh Supplemental Trust Indenture, to make the same effective and binding upon the Corporation.

NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE ONE Interpretation

     SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is a part of this Forty-Seventh Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Forty-Seventh Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expression herein contained shall have the same meaning as corresponding expression in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Forty-Seventh Supplemental Trust Indenture, shall apply to and shall have effect in connection with this Forty-Seventh Supplemental Trust Indenture.

     Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

ARTICLE TWO Amendment of Supplemental Trust Indentures

     SECTION 2.01. Supplemental Trust Indentures. Notwithstanding the provisions of sections 2.05 and 4.01 of each of the Supplemental Trust Indentures, notice to the holders of the Specified Debentures of the resignation of Union de Banques Suisses (Luxembourg) S.A. as paying agent for the Specified Debentures at its specified office in Luxembourg and the appointment in its place and stead of Banque Internationale à Luxembourg S.A., as paying agent for the Specified Debentures at its specified office in Luxembourg, shall be deemed to be validly given for all purposes if one notice of such resignation and appointment to all the holders of Specified Debentures is published once in the English language in one leading London (England) daily newspaper and in one leading Luxembourg daily newspaper or, if either of such publications is not possible, in one other leading English language daily newspaper of general circulation in Europe, Article Twelve of the

Original Trust Indenture and sections 2.05 and 4.01 of each of the Supplemental Trust Indentures being specifically modified in this regard.

ARTICLE THREE Execution

     SECTION 3.01. Counterparts and Formal Date. This Forty-Seventh Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of February 13, 1997.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA

(Signed) SONA SUZY BOYAMIAN	By: (Signed) LOUIS O. RACINE
Witness

(Signed) PETER CLARKE	By: (Signed) PETER THORN
Witness
Seal
THE ROYAL TRUST COMPANY
— COMPAGNIE TRUST ROYAL

(Signed) DEBRA RAVES	By: (Signed) E. REINHOLD
Witness

(Signed) I. ALFONSO	By: (Signed) P. TREMBLAY
Witness
Seal

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006